BresaGen

RECEIVED

2004 NOV -1 A 10:10

OFFICE OF INTERNATIONAL CORPORATE FINANCE

22 October 2004

04045817

SEC
The Office of International
Corporate Finance
450 5th Street North West
Stop 3-2
Washington DC 20549
USA

Attention: Paul Dudak

SUPPL

Dear Paul

Company Announcements

In accordance with our obligation as a 12g3-2(b) filer, number 82-5135 to file home country announcements, please find the following announcements which have recently been made through the Australian Stock Exchange –

1. *Full Year Accounts – 30 June, 2004*
2. *Results of General Meeting dated 11 October, 2004*
3. *AGM Statutory Relief from ASIC dated 12 October, 2004*
4. *Deed of Company Arrangement wholly effectuated dated 14 October, 2004*
5. *BresaGen Change of Officeholders dated 15 October, 2004*
6. *Appendix 3B – New issue announcement dated 15 October, 2004*

Yours sincerely

T.M. Fenton

Trudy Fenton
Corporate Administrator

PROCESSED
NOV 0 2 2004
THOMSON FINANCIAL

Postal Address
PO Box 259
Rundle Mall SA 5000 Australia

8 Dalgleish Street
Thebarton SA 5031
www.bresagen.com.au

Telephone +61 8 8234 2660
Facsimile +61 8 8234 6268
Email adelaide@bresagen.com.au

BresaGen Limited
ACN 007 988 767
ABN 60 007 988 767

Announcement to Shareholders

Monday, 11 October 2004

BresaGen General Meeting

The Deed Administrators of BresaGen Limited (Subject to Deed of Company Arrangement) ("the Company") announce the outcome of each resolution put to the shareholders at today's General Meeting held at 10.30am -

Resolution 1
The proposed issue of 56,722,994 fully paid ordinary shares to CBio Limited in the Company was approved.

Resolution 2
The entering into by the Company of the Convertible Note Facility and the Charge and the proposed issue of a maximum of 34 convertible notes to CBio Limited in the Company and to the extent the notes are converted the proposed issue of up to 68,000,000 ordinary shares in the Company was approved.

Resolution 3
The election of Mr Stephen Jones as Director of the Company was approved.

Resolution 4
The election of Dr Wolfgang Hanisch as Director of the Company was approved.

Resolution 5
The election of Dr Meera Verma as Director of the Company was approved.

BJ Carter and MD Lewis
Deed Administrators

ANNOUNCEMENT TO SHAREHOLDERS

12 OCTOBER 2004

AGM STATUTORY RELIEF FROM ASIC

The Deed Administrators of BresaGen Limited (Subject to Deed of Company Arrangement) ("BresaGen") announce that BresaGen has received approval from the Australian Securities and Investments Commission pursuant to sub-section 250P(2) of the Corporations Act 2001, granting BresaGen an extension of time to hold the 2004 AGM until 31 January 2005. A decision on the actual date of the AGM will be notified to shareholders shortly.

The extension was sought by the Deed Administrators due to the fact BresaGen is currently undertaking a restructure with Cbio Limited and the general meeting of shareholders approving the restructure was only on 11 October 2004. This announcement is a condition of the extension.

ANNOUNCEMENT TO BRESAGEN LTD ("BRESAGEN") SHAREHOLDERS

14 OCTOBER 2004

DEED OF COMPANY ARRANGEMENT WHOLLY EFFECTUATED

Bruce Carter and Martin Lewis of Ferrier Hodgson announce that the Deed of Company Arrangement executed on 24 May 2004 was wholly effectuated on 13 October 2004.

The control of BresaGen now rests with the directors who were appointed at the shareholders meeting on 11 October 2004. It is expected that BresaGen will apply for removal of the suspension of trading at the Australian Stock Exchange as soon as practicable.

BJ CARTER & MD LEWIS
Partners
FERRIER HODGSON

BresaGen

ASX Release: Friday, 15 October 2004

BresaGen Change of Officeholders

Following BresaGen's Shareholders meeting on Monday, 11 October 2004 we wish to announce the appointment of Mr Stephen Jones, Dr Wolf Hanisch and Dr Meera Verma as new Directors and the resignation of Dr John Kucharczyk and Mr Rudy Mazzocchi. The Board of Directors now comprises of Mr Jones, Dr Hanisch and Dr Verma only.

We also wish to advise the appointment of Mr Bryan Dulhunty as Company Secretary, and the resignation of Mr Linton Burns as Company secretary.

Following are our Appendix 3Xs – Initial Director's Interest Notices and Appendix 3Zs – Final Director's Interest Notices.

Further information contact:
Ms Trudy Fenton
Corporate Administrator
BresaGen Limited
Phone: 08 8234 2660

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	Number & class of Securities

Part 3 – Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of securities**
Mr Burke Hinds & Mr Rudy Mazzocchi – RA Mazzocchi 1996 Annuity Trust	153,774 – Ordinary Shares

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Part 2 – Director's relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities

Part 3 – Director's interests in contracts

Detail of contract	
Nature of interest	
Name of registered holder (if issued securities)	
No. and class of securities to which interest relates	

+ See chapter 19 for defined terms.

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

BresaGen Limited

ABN

007 988 767

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	56,722,997
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	Fully Paid Ordinary Shares

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	Refer Addendum Attached	

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	There are currently no plans to pay a dividend.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

32	How do +security holders dispose of their entitlements (except by sale through a broker)?	
33	+Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) √ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

Addendum 1 – BresaGen Limited Appendix 3B 19 October 2004

Options Issued as at 19 October 2004

Employee Share Option Plan

Number	Exercise Price	Expiry date	Vested	Non Vested
313,334	$1.00	18 Oct 2009	313,334	-
25,000	$1.48	29 Nov 2009	25,000	-
25,000	$1.50	27 June 2006	25,000	-
142,500	$1.50	10 October, 2010	142,500	-
7,500	$1.50	19 May, 2010	7,500	-
32,500	$0.89	12 October 2011	32,500	-
20,316	$1.01	30 June 2012	20,316	-
566,150			566,150	

CytoGenesis & Management Options

Number	Exercise Price	Expiry date	Vested	Non Vested
926,250	$1.50	8 November 2005	-	926,250. (i)
926,250	$1.50	8 November 2005	-	926,250. (ii)
997,500	$3.00	8 November 2005	-	997,500 (iii)
2,850,000				2,850,000

(i) Options vest when share price exceeds $2.00 for 5 consecutive days
(ii) Options vest when share price exceeds $2.50 for 5 consecutive days
(iii) Options vest when share price exceeds $3.00 for 5 consecutive days

Other Options

Number	Exercise Price	Expiry date	Vested	Non Vested
100,000	$0.30	8 May 2008	33,333	66,667 (i)
50,000	$0.31	26 August 2008	50,000	-
25,000	$0.2725	30 May 2013	25,000	-
175,000			108,333	66,667

(1) 33,333 vest 8 May 2005 and 33,334 vest 8 May 2206